UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-09712
CUSIP NUMBER
NOTIFICATION OF LATE FILING	911684108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

United States Cellular Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8410 West Bryn Mawr
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60631
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the period ended March 31, 2007 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven T. Campbell	773	399-8900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the period ended March 31, 2007 and a comparison of such results to a summary of the actual results of operations for the comparable period ended March 31, 2006, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B.  However, until the Form 10-Q for the year ended March 31, 2007 is filed, there can be no assurance that the final results will not differ materially from such tentative results.  Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement is attached hereto as Attachment C.

United States Cellular Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Steven T. Campbell
Steven T. Campbell Executive Vice President – Finance, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

United States Cellular Corporation (“U.S. Cellular”) is unable to timely file with the Securities and Exchange Commission (“SEC”) its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended March 31, 2007 for the reasons set forth below.

On November 6, 2006, U.S. Cellular and its audit committee determined to restate certain prior financial statements.  As a result of the restatement, U.S. Cellular delayed the filing of its Form 10-Q for the period ended September 30, 2006.  The restatements and Form 10-Q for the period ended September 30, 2006 were filed with the SEC on February 23, 2007.  However, as a result of the time required to complete the restatements and the delay in such Form 10-Q, U.S. Cellular was delayed in the completion of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2006.  Such Form 10-K was filed with the SEC on April 23, 2007.

The foregoing delays have resulted in U.S. Cellular being unable to file its Form 10-Q for the period ended March 31, 2007 by the due date of May 10, 2007.  U.S. Cellular expects to file its Form 10-Q for the period ended March 31, 2007 by the extended due date of May 15, 2007.

If U.S. Cellular files its Form 10-Q for the period ended March 31, 2007 by May 15, 2007, U.S. Cellular will not be in default under its revolving credit agreement or forward contracts.  U.S. Cellular has previously received waivers from the lenders under its revolving credit agreement and from the counterparty under such forward contracts, under which the lenders and the counterparty agreed to waive any defaults that may have occurred as a result of the late filing of the Form 10-Q for the period ended March 31, 2007, provided that U.S. Cellular files such Form 10-Q by June 7, 2007.

Also, the delay in the filing of U.S. Cellular’s Form 10-Q for the period ended March 31, 2007 will not result in non-compliance under U.S. Cellular’s long-term debt indenture unless U.S. Cellular does not file such Form 10-Q by June 14, 2007.  As disclosed above, U.S. Cellular expects to file such Form 10-Q by May 15, 2007.

U.S. Cellular Common Shares are listed on the American Stock Exchange (“AMEX”).  If U.S. Cellular files its Form 10-Q for the period ended March 31, 2007 by the extended due date of May 15, 2007, U.S. Cellular will not be in violation of AMEX listing requirements.  In the event that U.S. Cellular is unable for any reason to file such Form 10-Q by such date, U.S. Cellular intends to request an extension from the AMEX.

U.S. Cellular debt is listed on the New York Stock Exchange (“NYSE”).  If U.S. Cellular files its Form 10-Q for the period ended March 31, 2007 by the extended due date of May 15, 2007, U.S. Cellular will not be in violation of NYSE listing requirements.  In the event that U.S. Cellular is unable for any reason to file such Form 10-Q by such date, U.S. Cellular will be identified by the NYSE as a late filer with respect to its listed debt until it is current in its SEC filings.

U.S. Cellular’s management and audit committee have discussed the matters in this Form 12b-25 with U.S. Cellular’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to U.S. Cellular’s Form 8-K dated May 10, 2007 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the periods ended March 31, 2007 and March 31, 2006, and explanation of any material anticipated changes between such periods:

A summary of the tentative operating data and unaudited results of certain key components of the statement of operations for the first three months of 2007 and 2006 are included in the table below.  However, there can be no assurance that final results will not differ materially from these preliminary results.

	Anticipated Results to be Reported for three months ended March 31, 2007	Actual Results for three months ended March 31, 2006

Operating Revenues	$925 to $945 million	$836.4 million
Operating Income	$100 to $120 million	$70.0 million

Stockholders’ equity at March 31, 2007 is estimated to be approximately $3.1 billion.

The increase in operating revenues is related to increases in the number of wireless customers served and the average revenue per customer. The increase in operating income is primarily due to higher operating revenues and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

The following includes certain summary operating data for U.S. Cellular for the period ended March 31, 2007.

U.S. Cellular

Summary Operating Data

Quarter Ended	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
Consolidated Markets:
All customers -
Customer units	5,973,000	5,815,000	5,729,000	5,704,000	5,633,000
Gross customer unit activations	459,000	389,000	365,000	347,000	434,000
Net customer unit activations	152,000	86,000	25,000	48,000	151,000
Retail customers -
Customer units	5,377,000	5,225,000	5,127,000	5,099,000	5,029,000
Gross customer unit activations	397,000	375,000	353,000	331,000	380,000
Net customer unit activations	146,000	98,000	28,000	49,000	122,000
Cell sites in service	6,004	5,925	5,726	5,583	5,438
Minutes of use (MOU) (1)	783	749	725	719	658
Postpay churn rate per month (2)	1.5%	1.5%	1.6%	1.5%	1.5%

(1)       Average monthly local minutes of use per customer (without roaming).

(2)       Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.

On April 23, 2007, U.S. Cellular updated guidance for the year ended December 31, 2007.  There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2007 guidance as of April 23, 2007 is as follows:

Net Retail Customer Additions	375,000 – 425,000
Service Revenues	Approx. $3.5 billion
Operating Income	$375 - $425 million
Depreciation, Amortization & Accretion	Approx. $615 million
Capital Expenditures	$600 - $615 million

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects,” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•                       Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.

•                       A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and could have an adverse effect on U.S. Cellular’s operations.

•                       An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       Changes in access to content for data, music or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       A failure by U.S. Cellular’s business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular’s business and operations.

•                       An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       U.S. Cellular’s assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•                       Consolidation in the telecommunications industry could adversely affect U.S. Cellular’s revenues and increase its costs of doing business.

•                       Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       Changes in various business factors could have an adverse effect on U.S Cellular’s business, financial condition or results of operations. These business factors may include but are not limited to demand, usage, pricing, growth, penetration, churn, expenses, customer acquisition and retention, roaming rates, minutes of use, mix of products and service and/or costs.

•                       Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular’s revenues or could increase its costs of doing business.

•                       Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s license costs, goodwill and/or physical assets.

•                       Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular’s business could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       A significant portion of U.S. Cellular’s revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular’s services on a commission basis.  If U.S. Cellular’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•                       U.S. Cellular’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

•                       A failure by U.S. Cellular to complete significant network build-out and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

•                       Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment, services or content, which could adversely affect U.S. Cellular’s business and results of operations.

•                       U.S. Cellular has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on U.S. Cellular’s results of operations or financial condition.

•                       War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       The market price of U.S. Cellular’s Common Shares is subject to fluctuations due to a variety of factors.

•                       Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                       The restatement of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular’s credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect U.S. Cellular’s listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of U.S. Cellular’s publicly traded equity and/or debt and/or on U.S. Cellular’s business, financial condition or results of operations.

•                       The pending SEC investigation regarding the restatement of U.S. Cellular’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•                       Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•                       A failure to successfully remediate existing material weaknesses in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•                       An increase of U.S. Cellular’s debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

•                       Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

•                       Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any regulatory requirements could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•                       Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•                       Settlements, judgments, restraints on its current or future manner of doing business or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•                       The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•                       There are potential conflicts of interests between TDS and U.S. Cellular.

•                       Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•                       Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular’s forward estimates by a material amount.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2006. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.